Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: November 6, 2023

The following is an article published on November 6, 2023:

https://www.marketbeat.com/originals/these-5-small-cap-impact-stocks-are-making-social-change/

These 5 small-cap impact stocks are making social change

Key Points

•	Impact investing provides investors with significantly greater opportunities for affecting future change.

•	Asset manager Capital Group conducted a study in 2022 that showed that nearly 90% of investors now take ESG factors into consideration.

•	Fidelity Charitable conducted a study in 2022 that found that over 60% of Millennials were using impact investing strategies to choose stocks.

•	Here are five impact stocks that have already been changing the world — and that continue to target some of the greatest social and economic issues today.

•	5 stocks we like better than Ideal Power

Over the last 10 years or so, more and more investment vehicles targeting ESG (environmental, social and governance) stocks have appeared on the market, and it's easy to see why. Asset manager Capital Group conducted a study in 2022 that showed that nearly 90% of investors now take ESG factors into consideration when picking stocks or other investments.

However, there's a slightly different investment strategy that's catching up to ESG fast in terms of popularity. Fidelity Charitable conducted a study in 2022 that found that over 60% of Millennials were using impact investing strategies to choose stocks. In fact, the study also indicated that 40% of all investors expected to make their first impact investment within the following year.

Importantly, while many investors use the terms "ESG" and "impact investing" interchangeably, they actually mean two slightly different things.

Impact Investing vs. ESG

The concept of ESG investing dates back to the 1960s with socially responsible investing. However, impact investing, the concept of using invested capital to generate positive change, has been around for centuries, even though the term was just coined in 2007.

Perhaps the easiest way to see how impact investing differs from ESG is to look at the timing of investments. Impact investing focuses on the future: what a company is currently doing or plans to do to make a positive impact on the world. Meanwhile, ESG looks at the company's past, hinging on hard data and measurements that show whether the company has progressed on any environmental, social or governance metrics over time.

Given impact investing's focus on the future and ESG's obsession with the past, it's easy to see why some investors might consider impact investing to be superior. In fact, building a portfolio of impact stocks may result in much greater diversification than one built based on ESG factors.

A key reason for this greater diversification is that impact stocks have a much broader focus that involves any kind of positive change. On the other hand, ESG stocks require measurements specifically pertaining to environmental, social and governance issues.

Thus, impact investing provides investors with significantly greater opportunities for affecting future change. Here are five impact stocks that have already been changing the world — and that continue to target some of the greatest social and economic issues today.

Ideal Power

Of course, electric vehicle companies are immediately seen as having a social benefit because of their widely publicized long-term benefits for the environment. However, Ideal Power (NASDAQ IPWR)  doesn't actually sell EVs. Instead, the company offers a proprietary semiconductor switch that's much more energy-efficient than most other offerings on the market.

The company's Bidirectional Bipolar Junction Transistor, or B-TRAN™, cuts power losses by at least 50% while slashing thermal management requirements dramatically by generating less heat than other switches. The B-TRAN™ is also bidirectional, meaning it takes only one B-TRAN™ to replace multiple conventional power switches within a bidirectional circuit.

Although Ideal Power's semiconductor switch can be applied to many different use cases, it offers significant benefits to energy-efficient devices and products, electric vehicles and EV charging, green energy and energy storage, utility infrastructure, and data centers. By slashing conduction and switching losses, B-TRAN™ significantly reduces the amount of power that's wasted by the products it's used in.

Vision Marine Technologies

Vision Marine Technologies NASDAQ: VMAR also deals with electric vehicles, but not for our roads. Instead, the company offers electric outboard motors for boats. Vision Marine enjoys a first-mover advantage, as its E-Motion outboard motor, announced at the Paris Boat Show in December 2022, is the only turnkey solution available to boat manufacturers.

It may be tempting for those who don't spend much time boating to dismiss the effects of gasoline- or diesel-powered boats. However, Vision Marine states that 8 million speedboats on U.S. waterways released 15 times more pollutants every year in the early 2000s than the Exxon Valdez oil tanker released from the cataclysmic oil spill in 1989.

Thus, some parts of the country have begun restricting or moving toward a complete ban on traditional diesel and gasoline powerboats that use internal combustion engines. Additionally, some boat owners are deciding voluntarily to go electric because they understand the benefits of this move. In fact, one estimate pegs the global electric boat market at $16.6 billion by 2031.

Verde Bioresins

Verde Bioresins is expected to go public via a merger with a special purpose acquisition company (SPAC). Currently, TLGY Acquisition Corp. is trading under the ticker "TLGY," but after the merger, its name will change, and Verde Bioresins will trade under the ticker "VRDE."

Verde's PolyEarthyleneTM bioresin is a high-performance alternative to many petroleum-based plastics, which have been shown to be especially damaging to the environment and with long-term effects. In fact, the company estimates the total addressable market for its product at around $300 billion, or roughly half of the total market for petroleum-based plastics.

Verde Bioresins describes its PolyEarthyleneTM as "biobased, curbside recyclable and landfill biodegradable." The bioresin is sourced from sustainable and renewable materials and can generally be recycled under codes two, four and five.

Additionally, Verde designed PolyEarthyleneTM to be drop-in ready so that it can integrate seamlessly with the equipment companies already use to manufacture their plastic products. Finally, PolyEarthyleneTM is FDA Title 21 Food Contact-Compliant and isn't sensitive to certain temperatures.

Draganfly

Although it might seem like drones have only been around for the last five to 10 years or so, Draganfly NASDAQ: DPRO has been in the business for over 20 years —long before drones entered mainstream or household conversations.

Today, drones have many uses across multiple industries, including humanitarian efforts, public health and safety, military and government, environmental and energy-related industries, agriculture, and insurance. As a result, Draganfly's offerings present dozens of potential social impacts, but for the purpose of this piece, we will focus on the company's humanitarian work.

In an interview via email, Draganfly management credited one of their drones with being the first to save a human life. In fact, the company has been providing humanitarian aid for over 25 years, working with police, firefighters and other emergency personnel to build technology that can help with a multitude of lifesaving situations.

Draganfly's drones are used to deliver much-needed supplies to areas that are unreachable by ambulance, like places where natural disasters have struck. The company also helps with search and rescue efforts.

Hydreight Technologies

The impact case for Hydreight Technologies might seem a little less clear than the cases for the others on this list, but it certainly deserves a spot here, nonetheless. Describing itself as "Uber for healthcare practitioners," the company empowers nurses and other healthcare professionals to gain control over their careers, earning potential and work/ life balance.

With Hydreight, nurses can set their own prices and hours, working independently to either create more flexibility within their careers or supplement their regular income with extra work on the side. The impact case for this company rests on empowerment for nurses, given that recent studies have indicated that a growing number of nurses just aren't happy in their jobs anymore.

Instead of staying in jobs they're unhappy with, Hydreight enables nurses to leave their traditional nursing jobs at hospitals or medical clinics and take up a mobile nursing position instead. The company operates a medical network, online pharmacy and telehealth platform, connecting mobile healthcare workers with patients who book their services using the Hydreight mobile app.

The benefits of impact investing

As this list shows, many different companies can fall into the impact-investing bucket. Investors who utilize an impact-focused strategy can put their investments to work to do good in the world. In fact, some would say impact investing enables them to extend their philanthropic efforts.

Of course, while starting your stock search with an impact focus can enable your investment dollars to support social good in the world, there is more to consider than just each company's impact. Just like any other investment, it's critical to keep an eye on the returns your portfolio is capturing from each of your holdings.

A survey conducted by the Global Impact Investing Network in 2020 revealed that more than 88% of investors who utilized impact-investing strategies to pick stocks reported that the returns on their holdings met or exceeded their expectations. Other studies suggested a median return of 6.4% for impact funds.

Although non-impact funds enjoy a median return of 7.4%, many investors are willing to accept slightly reduced returns in exchange for supporting social good through their investments.

Ari Zoldan is CEO of Quantum Media Group, LLC. Ideal Power, TLGY Acquisition/ Verde Bioresins and Hydreight Technologies are clients of Quantum Media Group.

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About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this communication regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.